UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant:
HF Foods Group Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
6325 South Rainbow Boulevard, Suite 420
City, State and Zip Code:
Las Vegas, Nevada 89118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HF Foods Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2022 within the prescribed time period without unreasonable effort and expense due to delays in compiling necessary information required to be included in the Form 10-K as explained below. The Company will file its Form 10-K within the fifteen day extension period.
On January 31, 2023, HF Foods filed its Annual Report on Form 10-K for the year ended December 31, 2021 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022. Due to the timing of those reports the Company requires additional time to complete its year end procedures.

Furthermore, the Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the Company expects to report material weaknesses in the Company’s internal control over financial reporting. Management expects to recommend to the audit committee of the Company various measures intended to remediate and improve the Company’s internal control over financial reporting.

The Company does not expect the financial results to be included in the Form 10-K when filed to reflect any material changes from those included in the press release issued by the Company on March 16, 2023, which announced the results for the quarter and year ended December 31, 2022 (the “Press Release”). The Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 16, 2023; however, because review is ongoing, there can be no assurance that such information will not change upon the filing of the Company’s Form 10-K.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carlos Rodriguez	888	905-0998
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
			☒Yes ☐No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☐Yes ☒No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements related to the Company’s expectations regarding the Company’s financial results and results of operations for the quarter and year ended December 31, 2022, and the Company’s beliefs and expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Form 10-K, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

HF FOODS GROUP INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2023	By:	/s/ Carlos Rodriguez
Carlos Rodriguez
Chief Financial Officer